Rec'd 12/10/07



07008375

SEC[illegible]MISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 15719

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2006 (MM/DD/YY) AND ENDING September 30, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial America Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

925 Euclid Avenue, Suite 1525
(No. and Street)

Cleveland	Ohio	44115
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John D. Rukenbrod (216) 781-5060
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hobe & Lucas Certified Public Accountants, Inc.
(Name – *if individual, state last, first, middle name*)

4807 Rockside Road, Suite 510	Independence	Ohio	44131
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JAN 17 2008
THOMSON FINANCIAL


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 10 2007
BRANCH OF REGISTRATIONS
AND
EXAMINATIONS
03

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John D. Rukenbrod, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial America Securities, Inc., as of September 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Operations Officer

Title

JAMES SKUFCA
Notary Public, State of Ohio - Lake Co.
My Commission Expires Dec. 8, 2008

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL AMERICA SECURITIES, INC.

AND SUBSIDIARY

FINANCIAL STATEMENTS

SEPTEMBER 30, 2007

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL AUDIT REPORT

For The Period From October 1, 2006 to September 30, 2007

FINANCIAL AMERICA SECURITIES, INC.
AND SUBSIDIARY
(Name of Respondent)

1525 Huntington Building
925 Euclid Ave.
Cleveland, OH 44115
(Address of Principal Executive Office)

Mr. John C. Rukenbrod
Financial America Securities, Inc.
1525 Huntington Building
925 Euclid Ave.
Cleveland, OH 44115
(216) 781-5060

(Name and address of person authorized to receive notices and communications for the Securities and Exchange Commission)

FINANCIAL AMERICA SECURITIES, INC. AND SUBSIDIARY

SEPTEMBER 30, 2007

TABLE OF CONTENTS

PAGE

INDEPENDENT AUDITORS' REPORT 2

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
September 30, 2007 3

CONSOLIDATED STATEMENT OF INCOME
Year ended September 30, 2007 4

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Year ended September 30, 2007 5

CONSOLIDATED STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
Year ended September 30, 2007 5

CONSOLIDATED STATEMENT OF CASH FLOWS
Year ended September 30, 2007 6

NOTES TO FINANCIAL STATEMENTS 7-10

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 12

SUPPLEMENTAL FINANCIAL INFORMATION 13-14

Hobe & Lucas

Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 Phone: (216) 524.8900
Independence, Ohio 44131 Fax: (216) 524.8777
http://www.hobe.com

INDEPENDENT AUDITORS' REPORT

To The Board of Directors
Financial America Securities, Inc.
and Subsidiary
Cleveland, Ohio

We have audited the accompanying consolidated statement of financial condition of Financial America Securities, Inc. and Subsidiary as of September 30, 2007, and the related consolidated statements of income, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial America Securities, Inc. and Subsidiary as of September 30, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hobe and Lucas
Certified Public Accountants, Inc.

November 20, 2007

FINANCIAL AMERICA SECURITIES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2007

ASSETS

Current Assets		
Cash	$ 95,725	
Marketable securities - special account	20,206	
Marketable securities - trading securities	85,012	
Accounts receivable	152,458	
Advances - shareholder	17,758	
Prepaid expenses	9,212	
Prepaid federal income tax	11,820	
Deposit at clearing organization	58,423	$ 450,614
Property and Equipment		
Furniture and fixtures	47,915	
Less: Accumulated depreciation	41,541	6,374
Other Assets		
Deposits		4,659
		$ 461,647

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities		
Accounts payable	$ 19,252	
Payable - clearing	20,968	
Accrued expenses	54,633	
Deferred taxes	7,000	$ 101,853
Shareholders' Equity		
Common stock, no par value, 700 shares authorized 626 shares issued and 493 shares outstanding	781	
Additional paid in capital	227,936	
Retained earnings	239,641	
	468,358	
Less: Treasury stock - 133 shares at cost	108,564	359,794
		$ 461,647

The accompanying notes are an integral part of these financial statements.

FINANCIAL AMERICA SECURITIES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2007

Revenue		
Commissions:		
Commission on transactions in listed equity securities executed on an exchange	$ 13,083	
Commissions on transactions in exchange listed equity securities executed over-the-counter	1,458,908	
All other securities commissions	1,566,370	
Total securities commissions		$ 3,038,361
Net gains on firm security investment accounts - including unrealized gains (losses)		202,294
Fees for account supervision, investment advisory and administrative services		154,340
Other revenue related to securities business		146,934
		3,541,929
Expenses		
Registered representatives' compensation	2,330,118	
Clerical and administrative employee expense	505,475	
Taxes and other employment costs	76,935	
Clearance paid to non-brokers	231,651	
Telephone and internet	19,736	
Occupancy costs	40,189	
Regulatory fees	15,836	
Professional fees	98,909	
Insurance	5,699	
Interest	388	
Dues and subscriptions	6,691	
Equipment lease	5,493	
Quotation expense	95,524	
Other expenses (includes depreciation of $2,986)	45,175	
Total expenses		3,477,819
Net Income Before Provision For Income Taxes		64,110
Provision For Income Taxes		15,400
Net Income		$ 48,710

The accompanying notes are an integral part of these financial statements.

FINANCIAL AMERICA SECURITIES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balance - October 1, 2006	$ 781	$ 227,936	$ 190,931	$ (108,564)	$ 311,084
Net Income			48,710		48,710
Balance - September 30, 2007	$ 781	$ 227,936	$ 239,641	$ (108,564)	$ 359,794

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED SEPTEMBER 30, 2007

Balance - October 1, 2006	$ 20,000
Increases:	
Issuance of subordinated notes	
Decreases:	
Payment of subordinated notes	20,000
Balance - September 30, 2007	$ 0

The accompanying notes are an integral part of these financial statements.

FINANCIAL AMERICA SECURITIES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2007

Cash Flows Used By Operating Activities:		
Net Income	$	48,710
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation		2,986
Deferred taxes		7,000
Changes in assets and liabilities:		
Decrease in accounts receivable		139,424
Decrease in note receivable shareholder		15,923
Increase in prepaid expenses		(5,917)
Decrease in receivable - miscellaneous		23,969
Decrease in prepaid federal income tax		8,400
Increase in deposits - clearing organization		(8,423)
Decrease in accounts payable		(37,930)
Decrease in payable - clearing organization		(117,966)
Decrease in accrued expenses		(94,990)
Net Cash Flows Used in Operating Activities		(18,814)
Cash Flows From Investing Activities:		
Net decrease in marketable securities		61,931
Purchase of equipment and furniture		(4,336)
Net Cash Flows Provided by Investing Activities		57,595
Cash Flows From Financing Activities:		
Net payments on subordinated note payable		(20,000)
Net Increase in Cash		18,781
Cash - October 1, 2006		76,944
Cash - September 30, 2007	$	95,725

Supplemental Disclosure of Cash Flow Information		
Interest paid	$	388
Income taxes paid	$	-

The accompanying notes are an integral part of these financial statements.

FINANCIAL AMERICA SECURITIES, INC. AND SUBSIDIARY
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2007

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Operations

Financial America Securities, Inc. and Subsidiary (the Company) is a registered broker dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers (NASD). The Company operates as an introducing broker and provides full-service brokerage services to institutional and retail customers on a fully disclosed basis.

Effective July 18, 2003, the Company formed an eighty percent subsidiary, Financial America Advisory Securities, Inc. the subsidiary will provide investment advisory services and had no significant activity for the year ended September 30, 2007.

Principles of Consolidation

At September 30, 2007, the consolidated financial statements of Financial America Securities, Inc. and Subsidiary include the accounts of the Company and its majority owned subsidiary, Financial America Advisory Services, Inc. All intercompany transactions and balances have been eliminated.

Revenue Recognition

The Company recognizes commissions and related clearing and commission expenses on the trade date basis.

Marketable Securities

The Company has a special account for the exclusive benefit of its customers. This account is maintained for the deposit of customer funds submitted to the Company for the sole purpose of paying for registered investment company securities, pursuant to Rule 15c3-3 (k)(2)(i).

The Company also holds an investment in a stock for the benefit of the Company. It is recorded at fair market value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

The Company uses the reserve method of accounting for bad debts. The allowance was $-0- as of September 30, 2007.

NOTE 2 - INCOME TAXES

The Company is taxed as a C corporation and required to pay federal corporate income taxes on its taxable income. The Company provides for taxes based upon financial income without regard to the period in which they are assessable for tax purposes.

The provision for income taxes at September 30, 2007 is comprised of the following:

Current	$ 8,400
Deferred	7,000
	$ 15,400

Deferred income taxes are provided for temporary differences between tax and financial statement reporting. The principal sources of temporary differences are different methods for recording depreciation and unrealized gains on firm investments for financial accounting and tax purposes.

The Company's deferred tax assets and liabilities at September 30, 2007 consist of:

Deferred tax asset	$ -0-
Valuation allowance	-0-
Deferred tax liability	(7,000)
	$ (7,000)

NOTE 3 - NET CAPITAL PROVISION OF RULE 15c3-1

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission to maintain minimum net capital, as defined, equal to $100,000. At September 30, 2007, the Company's net capital was $238,716 which was $138,716 more than the minimum required net capital. At September 30, 2007, the Company's ratio of aggregate indebtedness to net capital was 43%.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

Under the terms of the Company's agreement with its clearing firm, the Company has ultimate responsibility for any loss, liability, damage, cost or expense incurred as a result of the failure of any account to make timely payment for the securities purchased or timely and good delivery of securities sold on the account. In the opinion of management, the ultimate settlement of these matters will not have a material adverse effect on the financial position of the Company.

NOTE 5 - COMMITMENTS

The Company leases office facilities under an operating lease expiring May, 2008. Minimum annual rents for the lease is as follows:

2008	$ 20,827

Rent expense was $33,722 for the year ended September 30, 2007.

NOTE 6 - SUBORDINATED BORROWINGS

Borrowing subordinated to the claim of general creditors are as follows:

Borrowings	Lender	Maturity Date	Amount	Interest
Cash	Carol E. Rogerson	9/30/2006	$-0-	8%

In October 2006, $20,000 was repaid against the subordinated borrowings.

NOTE 7 - PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost. Depreciation for financial statement purposes is computed over the estimated useful lives of the assets using the straight-line method. The depreciation rates for furniture and fixtures are based on a useful life of 5 - 7 years.

NOTE 8 - STOCK COMPENSATION

The Company granted stock options to an officer of the Company in December 2005 and accounts for this arrangement based on the intrinsic value of the equity instruments granted, as set forth in Accounting Principles Board Opinion (APB) No. 25, *Accounting For Stock Issued to Employees*. In accordance with APB No. 25, no stock based compensation cost was reflected in the Company's prior year net income for grants of stock options to employees because the Company granted stock options with an exercise price equal to an estimated fair market value. There are 70 options outstanding at an option price of $662 per option. The options were fully vested at date of issuance and expire December 31, 2010.

NOTE 9 - PENSION PLAN

The Company has a SIMPLE plan. Contribution expense for the year ended September 30, 2007 was $9,699.

NOTE 10 - CONCENTRATION OF CREDIT RISK

The Company maintains cash in financial institutions which, time to time, may exceed federally insured limits.

NOTE 11 - FINANCIAL DATA OF SUBSIDIARY

The consolidated financial statements include the accounts of Financial America Advisory Services, Inc., which include:

Assets	$	4,509
Liabilities	$	163
Net Worth		4,346
	$	4,509

NOTE 12 - MARKETABLE SECURITIES

The Company holds investments in equities, classified as trading securities, that are valued as follows:

Cost	$	63,171
Unrealized gain		21,841
Fair Market Value	$	85,012

FINANCIAL AMERICA SECURITIES, INC. AND SUBSIDIARY

SUPPLEMENTAL FINANCIAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

SEPTEMBER 30, 2007

FINANCIAL AMERICA SECURITIES, INC. AND SUBSIDIARY
SCHEDULE I - COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
SEPTEMBER 30, 2007

Net capital		
Total shareholders' equity from statement of financial condition	$	359,794
Non-allowable assets:		
Unsecured receivables		(17,758)
Deposits		(4,659)
Prepaid expenses		(21,032)
Net furniture and fixtures		(6,374)
Investments		(63,807)
		246,164
Net capital before haircuts on security positions		246,164
Haircuts on securities		(7,448)
Net capital	$	238,716
Aggregate indebtedness	$	101,853
Computation of basic net capital requirement		
6-2/3% of aggregate indebtedness	$	6,790
Minimum required net capital	$	100,000
Net capital requirement	$	100,000
Excess net capital	$	138,716
Excess net capital at 1,000%	$	228,531
Percentage of aggregate indebtedness to net capital		43%

Additional Statement

There are no material differences in the computation with Form X-17A-5, Part II A.

Hobe & Lucas

Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 Phone: (216) 524.8900
Independence, Ohio 44131 Fax: (216) 524.8777
http://www.hobe.com

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS' ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors
Financial America Securities, Inc. and Subsidiary
Cleveland, Ohio

In planning and performing our audit of the financial statements of Financial America Securities, Inc. and Subsidiary (the "Company") for the year ended September 30, 2007, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including test of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that

transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatement due to errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amount that would be material in relations to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.

Hobe and Lucas
Certified Public Accountants, Inc.

November 20, 2007

END